PRIVATE & CONFIDENTIAL

Board of Directors
c/o John M. Scheurer
Chief Executive Officer and President
Allied Capital Corporation
1919 Pennsylvania Avenue N.W.
Washington, DC 20006

February 8, 2010

Ladies and Gentlemen,

Founded in 2000, Centaurus Capital ("Centaurus") is an established international fund manager based in London, United Kingdom. Through our funds, we currently own 6,564,239 common shares of Allied Capital ("Allied"), representing approximately 3.7% of the total shares outstanding. We would like to take this opportunity to express our opinions with regards to Ares Capital's ("Ares") offer to buy 100% of Allied at an exchange ratio of 0.325 shares of Ares common stock for each share of Allied common stock, as announced by Ares on October 26th, 2009.

Centaurus acknowledges the efforts made by Allied's Board to find the best strategic alternative for Allied and its shareholders during a difficult year 2009, which finally resulted in a recommendation to merge Allied with fellow BDC Ares. In our view, Ares is a suitable partner candidate for Allied given its sound financial position, its experienced management team and the long-term benefits that such merger could bring to both sets of shareholders (higher portfolio diversification, larger scale, cost and revenue synergies, increased stock liquidity). Nevertheless, following the recent developments involving Allied, we strongly believe that the Ares offer, under its current form, no longer represents the best interests for Allied shareholders as it doesn't reflect either the strategic M&A value of the company or its standalone future growth prospects.

Following Allied's full repayment of the senior secured private debt announced on February 1, 2010 and the recent high interest expressed by Prospect Capital ("Prospect") in a business combination with Allied (at a significant 10-15% premium to Ares' offer), we consider that Allied is today in a much stronger financial condition than at the time of the negotiations between Allied's board and Ares last year and, consequently, represents a much more attractive target for any potential acquirer. In our opinion, such an operating improvement should translate into a fairer and more compelling offer to Allied's shareholders than the one originally put forward by Ares.

As it stands, the current offer is considerably more beneficial to Ares' shareholders than to Allied's, as Ares is buying Allied at a deeply discounted price (over 40% discount to Allied's


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NAV per share of  USD6.70 as at  September  30th,  2009(1))  while  retaining  a significant  participation  in the enlarged  Ares/Allied  entity  (approximately
70%).

o Improved company fundamentals: We strongly believe Ares is buying today a company with a much improved financial condition compared to last year, when negotiations around a potential combination between Allied and Ares commenced. Since October, Allied has successfully repaid in full its existing senior private debt (USD891m) through cash generated by actively selling assets, and refinancing proceeds. Following this significant deleveraging, Allied is now in a better position to focus on net investment income, earnings and dividend generation, without the added pressure of having to sell quality assets to retire costly debt. As per Allied's press release on February 1st, 2010, Allied has now total outstanding debt of USD995.5m (versus USD1.6bn as at September 30th, 2009) and cash and investments in money market and other securities of approximately USD 128m. We estimate Allied's debt/equity and asset coverage ratios are back to adequate BDC levels. Allied will now be able to tap funding markets at better terms, as demonstrated by the secured term loan of USD250m recently arranged by J.P. Morgan.

o Enhanced macro outlook: Ares is opportunistically acquiring Allied at the bottom of the economic cycle. We expect Allied's portfolio to start yielding higher investment income as the US economy and capital markets recover from the recession, and asset quality of the book gradually improves. Under such scenario, we believe a standalone Allied would be able to generate stronger bottom-line earnings in the short-term, start to repay dividends and achieve higher proceeds from asset sales, which would help satisfy debt repayments and refinancings.

o No control premium paid: Allied's value under Ares' current offer terms implies a 0.58X P/NAV multiple versus an average of 0.59x for selected quoted BDC peers(2). Ares is therefore neither paying a change of control premium, nor meaningfully sharing upfront with Allied's shareholders the value of the synergies (e.g. revenues, SG&A expenses, funding) to be created in the future.

o Significant accretion to current Ares' shareholders: The proposed transaction will be highly accretive to Ares' shareholders on a net asset value basis, while significantly dilutive to Allied's shareholders. Based on our calculations, accretion to Ares' shareholders will be close to 20% from day one, and 35% dilutive to Allied's. We have not run numbers on an earnings basis given the lack of research analysts earnings' estimates, but, as highlighted in a recent broker's research note: "one of the most important takeaways regarding this transaction is the meaningful accretion to [Ares] core earnings - as measured by, what we believe to be, ARCC management's expectation of pro forma 2010 NOI". We believe such a meaningful accretion in both a NAV and earnings basis provides Ares with plenty of room to


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(1)   Source: Allied Capital's 10Q. Ares' exchange offer valued Allied at
USD3.91 per share as of close February 5th 2010.

(2) Universe of peers includes American Capital, Blackrock Kelso Capital. MCG Capital, MVC Capital, Gladstone Capital and Kohlberg Capital. Market data as of close February 5th, 2010 (source: Bloomberg). NAV per share as of September 30th, 2009 (source: company reports).

     materially increase its offer on Allied while still achieving very attractive returns for its own shareholders.

o No cash element in the consideration mix: Ares' offer is structured through a 100% share exchange, which entirely exposes Allied's shareholders to the volatility in Ares' share price. Since the announcement of the offer on October 26th, 2009, Allied's value per share based on a ratio of 0.325 Ares shares for each share of Allied has fluctuated from highs of USD4.62 to lows of USD3.22 (over 40% range). Given such a high volatility, it is recommendable that Allied shareholders receive a portion of the consideration in cash, thus decreasing the uncertainty on the final value that Allied shareholders will receive upon completion of the transaction.

o Low ownership in an enlarged Ares/Allied: Under the proposed Ares merger, Allied shareholders will own approximately 30% of the enlarged Ares/Allied entity, a low participation level which materially reduces the exposure of current Allied's shareholders to the new company.

o Competing offers: We believe Allied's Board should allow competing third-party proposals the opportunity to perform a due diligence on Allied, and vice-versa, as long as counter-offers represent over a 10% premium to the current Ares offer. Such a premium represents, in our view, an attractive enough initial proposition to be considered by Allied's Board on behalf of its shareholders, which will be analysed in conjunction with other qualitative and quantitative factors.

                                        * * *

Ares' current exchange offer significantly undervalues the "new" Allied Capital and does not offer any control premium to its shareholders. Based on the current terms offered of 0.325 shares of Ares common stock for each share of Allied common stock, we find it very difficult to support such a merger proposal as it stands at the next shareholders' meeting in March. We believe the recent interest from Prospect, valuing Allied at a higher price than Ares, is a testimony that Allied's Board can extract more value for Allied's shareholders, and should, consequently, be considered seriously by the Board.

We would welcome the opportunity to discuss the above at your earliest convenience.

Very truly yours,

/s/Pedro Maqueda                         /s/ Randel Freeman
------------------------                 ---------------------------
Pedro Maqueda                            Randel Freeman
Investment Director                      Chief Investment Officer


cc:   Gary Swidler, BofA Merrill Lynch
      Ian Simmonds, BofA Merrill Lynch